 Exhibit 99.1

ParkerVision Reports Third Quarter 2022 Results

JACKSONVILLE, Fla., November 14, 2022 – ParkerVision, Inc. (OTCQB: PRKR) (“ParkerVision”), a developer and marketer of technologies and products for wireless applications, today announced results for the three and nine months ended September 30, 2022.

Recent Developments

●	A patent settlement and license agreement was reached with Hisense in November 2022 which is expected to resolve the outstanding litigation between the parties.

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The Company's opening appellate brief was filed with the United States Court of Appeals for the Federal Circuit (CFAC) in August 2022 to appeal the decisions of the Florida district court in ParkerVision v. Qualcomm.

●	The jury trial in ParkerVision v. Intel is scheduled to begin February 6, 2023 in the Western District of Texas.

●	New infringement cases against MediaTek and Realtek, along with a second case against TCL, were filed in November 2022 in the Western District of Texas.

●	Sanford (Sandy) Litvack joined the ParkerVision board of directors in October 2022.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “We are pleased to have settled our infringement actions against Hisense which represents our third settlement and license agreement over the past 18 months.  We are preparing for a jury trial in Waco, Texas that is now twelve weeks away in our infringement case against Intel for use of our technologies in their wireless cellular chips. We continue to expand the enforcement of the unauthorized use of our technologies and have recently filed new infringement actions against MediaTek and Realtek of Taiwan as well as an additional action against Chinese SmartTV company TCL.

"In addition, we filed our appellate brief with the CACF in August and anticipate Qualcomm’s response to our brief to be filed in mid-November.   We then will have the opportunity to file a reply brief after which the CFAC will set a hearing date.”

Parker continued, “We are thrilled with the addition of Sandy Litvack to our board of directors.  Sandy joins the board at a time where we are seeing a flurry of activity culminating from our efforts over the past two years, and we believe his corporate and legal background will provide us valuable guidance as we move forward.”

Financial Results

●	Net loss for the third quarter of 2022 was $0.4 million, or $0.01 per common share, compared to a net loss of $2.1 million, or $0.03 per common share for the third quarter of 2021.

●	Net loss for the first nine months of 2022 was $4.5 million, or $0.06 per common share, compared to $9.0 million, or $0.13 per common share for the first nine months of 2021.

o	The 50.2% decrease in year-to-date net loss is primarily the result of changes in the fair value of contingent payment obligations during the first nine months of 2022.

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The Company used cash for operations of approximately $2.4 million in the nine months ended September 30, 2022 compared to approximately $6.9 million in cash used for operations during the same period in 2021.  Cash used for operations in 2021 included the payment of approximately $4.1 million in current liabilities, primarily for the purpose of settling outstanding litigation fees and expenses.

●	ParkerVision received approximately $1.7 million in proceeds from the sale of five-year convertible notes from May to August 2022.

About ParkerVision

ParkerVision, Inc. invents, develops and licenses cutting-edge, proprietary radio-frequency (RF) technologies that enable wireless solution providers to make and sell advanced wireless communication products.  ParkerVision is engaged in a number of patent enforcement actions in the U.S. to protect patented rights that it believes are broadly infringed by others. For more information, please visit www.parkervision.com. (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that are disclosed in the Company’s SEC reports, including the Form 10-K for the year ended December 31, 2021 and the Forms 10-Q for the quarters ended March 31, June 30,  and September 30, 2022. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Cindy French
Chief Financial Officer
ParkerVision, Inc
cfrench@parkervision.com

(TABLES FOLLOW)

ParkerVision, Inc.

Balance Sheet Highlights

	(unaudited)
(in thousands)	September 30, 2022	December 31, 2021
Cash and cash equivalents	$333	$1,030
Prepaid expenses and other current assets	298	599
Intangible assets & other noncurrent assets	1,513	1,811
Total assets	2,144	3,440

Current liabilities	2,273	1,646
Contingent payment obligations	42,115	43,063
Convertible notes	3,913	2,895
Other long-term liabilities	507	613
Shareholders’ deficit	(46,664)	(44,777)
Total liabilities and shareholders’ deficit	$2,144	$3,440

ParkerVision, Inc.

Summary Results of Operations (unaudited)

	Three Months Ended		Nine Months Ended
(in thousands, except per share amounts)	September 30,		September 30,
	2022	2021	2022	2021
Licensing revenue	$-	$144	$-	$144
Cost of sales	(2)	(1)	(8)	(1)
Gross margin	(2)	143	(8)	143

Selling, general and administrative expenses	1,678	2,024	5,263	6,152
Total operating expenses	1,678	2,024	5,263	6,152

Other income and (interest expense), net	(67)	(51)	(145)	28
Change in fair value of contingent payment obligations	1,345	(172)	948	(2,996)
Total other income (loss), net	1,278	(223)	803	(2,968)

Net loss	$(402)	$(2,104)	$(4,468)	$(8,977)

Basic and diluted net loss per common share	$(0.01)	$(0.03)	$(0.06)	$(0.13)

Weighted average shares outstanding	78,542	73,868	78,025	69,869

ParkerVision, Inc.

Summary of Cash Flows

(unaudited)

	Nine Months Ended
(in thousands)	September 30,
	2022	2021
Net cash used in operating activities	$(2,356)	$(6,920)
Net cash used in investing activities	(4)	(2)
Net cash provided by financing activities	1,663	6,055

Net decrease in cash and cash equivalents	(697)	(867)

Cash and cash equivalents - beginning of period	1,030	1,627

Cash and cash equivalents - end of period	$333	$760